Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF FORMATION

OF

LAZARD LLC

THIS Certificate of Amendment to Certificate of Formation of Lazard LLC, a Delaware limited liability company (the “LLC”), dated as of May 10, 2005, is being duly executed and filed by Scott Hoffman, as an authorized person, in accordance with the provisions of 6 Del. C. §§ 18-202 and 18-204, to amend the original Certificate of Formation of the LLC, which was filed on March 2, 2000 (the “Certificate of Formation”), to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §§ 18-101, et seq.).

1. Name. The name of the limited liability company is Lazard LLC.

2. Amendment. The Certificate of Formation is hereby amended by changing the name of the LLC to Lazard Group LLC.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Amendment to Certificate of Formation as of the date first-above written.

/s/ Scott D. Hoffman
Name:	Scott D. Hoffman
Title:	Authorized Person